Exhibit 99.1

For Immediate Release For Details Contact: Edward J. Richardson Chairman and CEO Phone: (630) 208-2340 E-mail: info@rell.com	Kathleen S. Dvorak EVP & CFO (630) 208-2208	Corporate Headquarters 40W267 Keslinger Road PO Box 393 LaFox, IL 60147-0393 USA Phone: (630) 208-2200 Fax: (630) 208-2550

RICHARDSON ELECTRONICS REPORTS THIRD QUARTER FISCAL 2013

RESULTS AND DECLARES CASH DIVIDEND

LaFox, IL, April 10, 2013: Richardson Electronics, Ltd. (NASDAQ: RELL) today reported sales and earnings for its third quarter ended March 2, 2013. The Company also announced that its Board of Directors declared a $.06 per share quarterly cash dividend.

Net sales for the third quarter of fiscal 2013 were $33.6 million, down 12.3% from net sales of $38.3 million during the third quarter of last year. Gross profit for the third quarter of fiscal 2013 was $9.9 million, or 29.5% of net sales, compared to $11.3 million, or 29.5% of net sales, during the third quarter of fiscal 2012.

Selling, General, and Administrative (“SG&A”) costs during the third quarter of fiscal 2013 were $9.3 million, compared to $9.5 million during last year’s third quarter.

Operating income during the third quarter of fiscal 2013 was $0.6 million, or 1.8% of net sales, compared to operating income of $1.8 million, or 4.8% of net sales, during the third quarter of last year. Income from continuing operations for the third quarter of fiscal 2013 was $0.6 million, or $0.04 per diluted common share, compared to income from continuing operations of $1.6 million, or $0.09 per diluted common share during the third quarter of last year.

“We continue to experience volatility in sales demand in the markets we serve, particularly in Europe and China. While we are disappointed with sales, we remain cautiously optimistic that the economy is stabilizing on a global basis, and we should see a return to normal purchasing patterns in the coming months. The month of February was the strongest month in North America that our EDG business has had in two years. In the meantime, we are closely managing our working capital investments and expenses. We generated nearly $5 million of cash from operating activities during the first nine months of this fiscal year,” said Edward J. Richardson, Chairman, Chief Executive Officer and President.

“We are currently forecasting our fourth quarter sales to be in the range of $36 million to $38 million. We are in an excellent position to help customers replace tubes, service their equipment, and design engineered solutions,” concluded Mr. Richardson.

FINANCIAL SUMMARY—THREE MONTHS ENDED MARCH 2, 2013

•	Net sales for the third quarter of fiscal 2013 were $33.6 million, down 12.3%, compared to net sales of $38.3 million during the third quarter of last year.

•	Gross margin as a percentage of net sales was 29.5% during the third quarter of fiscal 2013 and last year’s third quarter.

•	SG&A expenses during the third quarter of fiscal 2013 were $9.3 million, or 27.7% of net sales, compared to $9.5 million, or 24.7% of net sales, during the third quarter of last year.

•

Operating income during the third quarter of fiscal 2013 was $0.6 million, or 1.8% of net sales, compared to operating income of $1.8 million, or 4.8% of net sales, during the third quarter of last year.

•

Income from continuing operations during the third quarter of fiscal 2013 was $0.6 million, or $0.04 per diluted common share, compared to income from continuing operations of $1.6 million, or $0.09 per diluted common share, during the third quarter of last year.

•

Loss from discontinued operations, net of tax, was $0.2 million during the third quarter of fiscal 2013 compared to a loss from discontinued operations, net of tax, of $0.3 million during the third quarter of last year.

•

Net income during the third quarter of fiscal 2013 was $0.4 million, or $0.03 per diluted common share, compared to net income of $1.3 million, or $0.08 per diluted common share during the third quarter of last year.

FINANCIAL SUMMARY—NINE MONTHS ENDED MARCH 2, 2013

•	Net sales for the first nine months of fiscal 2013 were $105.9 million, down 11.0% compared to net sales of $119.0 million during the first nine months of last year.

•	Gross margin as a percentage of net sales decreased to 29.6% during the first nine months of fiscal 2013 compared to 30.0% during the first nine months of last year.

•	SG&A expenses during the first nine months of fiscal 2013 were $29.7 million, or 28.0% of net sales, compared to $30.2 million, or 25.4% of net sales during the first nine months of last year.

•

Operating income during the first nine months of fiscal 2013 was $1.6 million, or 1.5% of net sales compared to operating income of $5.6 million, or 4.7% of net sales during the first nine months of last year.

•

Income from continuing operations during the first nine months of fiscal 2013 was $1.9 million, or $0.12 per diluted common share, compared to income from continuing operations of $4.2 million, or $0.25 per diluted common share during the first nine months of last year.

•

Loss from discontinued operations, net of tax, was $0.5 million, during the first nine months of fiscal 2013 compared to income from discontinued operations, net of tax, of $1.6 million, or $0.09 per diluted common share during the first nine months of last year.

•

Net income during the first nine months of fiscal 2013 was $1.4 million, or $0.09 per diluted common share compared to net income of $5.8 million, or $0.34 per diluted common share, during the first nine months of last year.

CASH DIVIDEND

The Company also announced today that its Board of Directors declared a $0.06 dividend per share to all holders of common stock and a $0.054 cash dividend per share to all holders of Class B common stock. The dividend will be payable on May 24, 2013, to all common stockholders of record on May 10, 2013. The Company currently has 12.3 million outstanding shares of common stock and 2.7 million outstanding shares of Class B common stock.

CONFERENCE CALL INFORMATION

On Thursday, April 11, 2013, at 9:00 a.m. CT, Edward J. Richardson, Chairman and Chief Executive Officer, and Kathleen S. Dvorak, Chief Financial Officer, will host a conference call to discuss the Company’s third quarter results for fiscal 2013. A question and answer session will be included as part of the call’s agenda. To listen to the call, please dial (888) 339-2688 and enter passcode 70507217 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 11:00 a.m. CT on April 11, 2013, for seven days. The telephone numbers for the replay are (USA) (888) 286-8010 and (International) (617) 801-6888; access code 83988119.

FORWARD-LOOKING STATEMENTS

This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company’s business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’s Annual Report on Form 10-K filed on July 27, 2012, and in the Company’s Proxy Statement on Schedule 14A filed on August 30, 2012. The Company assumes no responsibility to update the forward-looking statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.

Richardson Electronics, Ltd. is a leading global provider of engineered solutions, power grid and microwave tubes and related consumables, and customized display solutions serving customers in the alternative energy, aviation, broadcast, communications, industrial, marine, medical, military, scientific and semiconductor markets. The Company’s strategy is to provide specialized technical expertise and “engineered solutions” based on our core engineering and manufacturing capabilities. The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, logistics, and aftermarket technical service and repair. More information is available online at www.rell.com.

Richardson Electronics common stock trades on the NASDAQ Global Select Market under the ticker symbol RELL.

Richardson Electronics, Ltd.

Consolidated Balance Sheets

(in thousands, except per share amounts)

	Unaudited	Audited
	March 2,	June 2,
	2013	2012
Assets
Current assets:
Cash and cash equivalents	$77,023	$43,893
Accounts receivable, less allowance of $1,067 and $1,058	19,748	19,727
Inventories	34,832	34,675
Prepaid expenses and other assets	1,165	806
Deferred income taxes	2,002	2,095
Income tax receivable	6,800	6,572
Investments—current	63,573	105,009
Discontinued operations—assets	379	514

Total current assets	205,522	213,291

Non-current assets:
Property, plant and equipment, net	4,731	4,375
Goodwill	2,215	1,261
Other intangibles	247	355
Non-current deferred income taxes	1,437	1,458
Investments—non-current	7,147	10,683

Total non-current assets	15,777	18,132

Total assets	$221,299	$231,423

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$13,002	$12,611
Accrued liabilities	7,770	8,466
Discontinued operations—liabilities	831	253

Total current liabilities	21,603	21,330

Non-current liabilities:
Long-term income tax liabilities	7,057	7,306
Other non-current liabilities	1,343	1,213
Discontinued operations—non-current liabilities	1,461	1,361

Total non-current liabilities	9,861	9,880

Total liabilities	31,464	31,210

Commitments and contingencies	—	—
Stockholders’ equity
Common stock, $0.05 par value; issued 12,297 shares at March 2, 2013, and 13,074 shares at June 2, 2012	611	654
Class B common stock, convertible, $0.05 par value; issued 2,740 shares at March 2, 2013 and 2,920 shares at June 2, 2012	141	146
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	77,069	88,217
Common stock in treasury, at cost, -0- shares at March 2, 2013, and 18 shares at June 2, 2012	—	(216)
Retained earnings	102,883	104,139
Accumulated other comprehensive income	9,131	7,273

Total stockholders’ equity	189,835	200,213

Total liabilities and stockholders’ equity	$221,299	$231,423

Richardson Electronics, Ltd.

Unaudited Consolidated Statements of Comprehensive Income

(in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	March 2,	March 3,	March 2,	March 3,
	2013	2012	2013	2012
Net sales	$33,630	$38,330	$105,883	$118,979
Cost of sales	23,720	27,033	74,585	83,290

Gross profit	9,910	11,297	31,298	35,689
Selling, general, and administrative expenses	9,318	9,457	29,695	30,202
Loss on disposal of assets	—	(3)	(2)	(73)

Operating income	592	1,843	1,605	5,560

Other (income) expense:
Investment/interest loss	(260)	(357)	(995)	(1,003)
Foreign exchange (gain) loss	460	(19)	720	276
Other, net	3	(8)	(62)	(9)

Total other (income) expense	203	(384)	(337)	(736)

Income from continuing operations before income taxes	389	2,227	1,942	6,296
Income tax provision (benefit)	(197)	636	41	2,047

Income from continuing operations	586	1,591	1,901	4,249
Income (loss) from discontinued operations, net of tax	(182)	(252)	(472)	1,551

Net income	404	1,339	1,429	5,800

Foreign currency translation gain (loss)	(103)	(23)	1,844	(1,228)
Fair value adjustments on investments	9	32	14	(19)

Comprehensive income	$310	$1,348	$3,287	$4,553

Net income per Common share—Basic:
Income from continuing operations	$0.04	$0.10	$0.13	$0.25
Income (loss) from discontinued operations	(0.01)	(0.02)	(0.03)	0.09

Total net income per Common share—Basic:	$0.03	$0.08	$0.10	$0.34

Net income per Class B common share—Basic:
Income from continuing operations	$0.04	$0.09	$0.11	$0.23
Income (loss) from discontinued operations	(0.01)	(0.01)	(0.03)	0.08

Total net income per Class B common share—Basic:	$0.03	$0.08	$0.08	$0.31

Net income per Common share—Diluted:
Income from continuing operations	$0.04	$0.09	$0.12	$0.25
Income (loss) from discontinued operations	(0.01)	(0.01)	(0.03)	0.09

Total net income per Common share—Diluted:	$0.03	$0.08	$0.09	$0.34

Net income per Class B common share—Diluted:
Income from continuing operations	$0.04	$0.09	$0.11	$0.23
Income (loss) from discontinued operations	(0.01)	(0.01)	(0.03)	0.08

Total net income per Class B common share—Diluted:	$0.03	$0.08	$0.08	$0.31

Weighted average number of shares:
Common shares—Basic	12,292	13,988	12,500	14,134

Class B common shares—Basic	2,740	2,940	2,822	2,944

Common shares—Diluted	15,165	17,050	15,455	17,244

Class B common shares—Diluted	2,740	2,940	2,822	2,944

Dividends per common share	$0.060	$0.050	$0.180	$0.150

Dividends per Class B common share	$0.054	$0.045	$0.162	$0.135

Richardson Electronics, Ltd.

Unaudited Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended		Nine Months Ended
	March 2,	March 3,	March 2,	March 3,
	2013	2012	2013	2012
Operating activities:
Net income	$404	$1,339	$1,429	$5,800
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation and amortization	218	256	783	820
(Gain) loss on sale of investments	(5)	10	(26)	11
(Gain) loss on disposal of assets	18	(3)	16	(73)
Stock compensation expense	81	131	413	393
Change in assets and liabilities, net of effects of acquired businesses:
Deferred income taxes	(8)	450	(16)	2,265
Accounts receivable	1,881	(690)	477	(754)
Income tax receivable	(419)	774	(228)	(4,810)
Inventories	452	(2,683)	2,167	(8,275)
Prepaid expenses and other assets	102	162	(324)	8,588
Accounts payable	(979)	(144)	255	(3,228)
Accrued liabilities	(95)	(6,664)	(295)	(49,530)
Long-term income tax liabilities	191	1,634	(126)	(5,381)
Other	158	(138)	348	1,610

Net cash provided by (used in) operating activities	1,999	(5,566)	4,873	(52,564)

Investing activities:
Cash consideration paid for acquired businesses	—	—	(2,557)	(2,297)
Capital expenditures	(512)	(8)	(1,069)	(82)
Proceeds from sale of assets	—	4	4	20
Proceeds from maturity of investments	30,032	116,385	127,542	318,767
Purchases of investments	(6,959)	(109,642)	(82,521)	(394,804)
Proceeds from sales of available-for-sale securities	24	62	161	183
Purchases of available-for-sale securities	(24)	(62)	(161)	(183)
Other	—	(33)	—	18

Net cash provided by (used in) investing activities	22,561	6,706	41,399	(78,378)

Financing activities:
Repurchase of common stock	—	(1,196)	(11,550)	(13,084)
Proceeds from issuance of common stock	65	298	148	660
Cash dividends paid	(886)	(830)	(2,685)	(2,508)
Other	—	3	—	6

Net cash used in financing activities	(821)	(1,725)	(14,087)	(14,926)

Effect of exchange rate changes on cash and cash equivalents	(234)	(167)	945	(677)

Increase/ (decrease) in cash and cash equivalents	23,505	(752)	33,130	(146,545)
Cash and cash equivalents at beginning of period	53,518	25,182	43,893	170,975

Cash and cash equivalents at end of period	$77,023	$24,430	$77,023	$24,430

Richardson Electronics, Ltd.

Net Sales and Gross Profit

For the Third Quarter and First Nine Months of Fiscal 2013 and Fiscal 2012

(in thousands)

By Strategic Business Unit:

Net Sales

	FY 2013	FY 2012	% Change
Third Quarter
EDG	$24,333	$26,867	(9.4%)
Canvys	9,297	11,463	(18.9%)

Total	$33,630	$38,330	(12.3%)

	FY 2013	FY 2012	% Change
First Nine Months
EDG	$76,146	$85,618	(11.1%)
Canvys	29,737	33,361	(10.9%)

Total	$105,883	$118,979	(11.0%)

Gross Profit

	FY 2013	% of Net Sales	FY 2012	% of Net Sales
Third Quarter
EDG	$7,407	30.4%	$8,085	30.1%
Canvys	2,503	26.9%	3,212	28.0%

Total	$9,910	29.5%	$11,297	29.5%

		% of		% of
	FY 2013	Net Sales	FY 2012	Net Sales
First Nine Months
EDG	$23,337	30.6%	$26,302	30.7%
Canvys	7,961	26.8%	9,387	28.1%

Total	$31,298	29.6%	$35,689	30.0%